

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 19, 2017

Michael Goss
Chief Financial Officer
Sotheby's
1334 York Avenue
New York, NY 10021

Re: **Sotheby's**
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 001-09750

Dear Mr. Goss:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2016 and 2015

Agency Segment, page 26

1. Your disclosure and discussion of Agency segment profit and SFS gross profit appear to be segment profit measures as contemplated in ASC 280. Please revise Note 2 to disclose segment gross profit. Refer to ASC 280-10-50-22. Alternatively, if segment gross profit is not a segment measure presented in conformity with ASC 280, please tell us how your current disclosures comply with Item 10(e)(1) of Regulation S-K and Questions 100.01, 102.10 and 104.03 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Non-GAAP Financial Measures, page 51

2.   Please explain your basis for excluding cost of finance revenues from Adjusted EBITDA considering that these costs are a direct cost of revenue. To the extent that you continue to exclude these costs, please revise your presentation to also exclude finance revenues. Alternatively, please revise to remove the cost of finance revenue adjustment.

Consolidated Financial Statements

Consolidated Income Statements, page 62

3.   Please explain how your presentation of "salaries and related" expenses complies with Rule 5-03 of Regulation S-X. In this regard, explain why these expenses are not allocated to one of your cost of revenue line items, marketing or general and administrative expenses.

Note 2 – Segment Reporting, page 73

4.   Your disclosure indicates that the Cost of Finance Revenues includes interest expense. As the cost of finance revenues appears to be included in the measure of segment profitability for your SFS segment, please disclose interest expense separately for this segment. Refer to ASC 280-10-50-22(c).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Christine Dietz, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services